# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VOR BIOPHARMA INC., CIK 0001817229
CUSIP: 929033207
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 500 Boylston Street, Suite 1350, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001172661-25-005271
Filed by CIK 0001281446

## Reporting persons
- Great Point Partners, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,370,107; sole dispositive power 0; shared dispositive power 1,370,107; aggregate amount beneficially owned 1,370,107 (3.3% of the class)
- Dr. Jeffrey R. Jay, M.D.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,370,107; sole dispositive power 0; shared dispositive power 1,370,107; aggregate amount beneficially owned 1,370,107 (3.3% of the class)
- Ms. Lillian Nordahl: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,370,107; sole dispositive power 0; shared dispositive power 1,370,107; aggregate amount beneficially owned 1,370,107 (3.3% of the class)

## Item 1. Issuer
Name of issuer: VOR BIOPHARMA INC.
Address of issuer's principal executive offices: 500 BOYLSTON STREET, SUITE 1350, BOSTON, MA, 02116

## Item 2. Person Filing
Name of person filing:
Great Point Partners, LLC
Dr. Jeffrey R. Jay, M.D.
Ms. Lillian Nordahl

The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2026, a copy of which is filed with this SCHEDULE 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is

165 Mason Street, 3rd Floor
Greenwich, CT 06830
Citizenship: Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Ms. Lillian Nordahl is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,370,107.00
Percent of class: 3.30%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,370,107.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
1,370,107.00

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover pages for the Reporting Persons and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover pages for the Reporting Persons are based on a total of 41,519,840 shares outstanding, as reported by the Issuer in its Form S-3 registration statement as filed with the Securities and Exchange Commission (the "SEC") on January 29, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the SCHEDULE 13G to which this Exhibit is attached, and such SCHEDULE 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such SCHEDULE 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 17, 2026

Great Point Partners, LLC
By: /s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D., as Senior Managing Member

Dr. Jeffrey R. Jay, M.D.
By: /s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.

Ms. Lillian Nordahl
By: /s/ Ms. Lillian Nordahl
Ms. Lillian Nordahl

## Signatures
- Great Point Partners, LLC: /s/ Dr. Jeffrey R. Jay, M.D, Dr. Jeffrey R. Jay, M.D - Senior Managing Member (02/17/2026)
- Dr. Jeffrey R. Jay, M.D.: /s/ Dr. Jeffrey R. Jay, M.D, Dr. Jeffrey R. Jay, M.D (02/17/2026)
- Ms. Lillian Nordahl: /s/ Ms. Lillian Nordahl, Ms. Lillian Nordahl (02/17/2026)